Exhibit 99.3

014J4B Security Class Holder Account Number 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual General Meeting to be held on May 8, 2015 This Form of Proxy is solicited by and on behalf of Management. . VOTE BY MAIL BY RETURNING THE PROXY IN THE INCLUDED ENVELOPE OR BY USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. To Vote Using the Telephone . If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. • You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”. To Receive Documents Electronically . • Smartphone? Scan the QR code to vote now. 1-866-732-VOTE (8683) Toll Free CONTROL NUMBER 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specifi ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identifi ed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Mountain Time, on Wednesday, May 6, 2015. Notes to proxy

Appointment of Proxyholder

I/We, being holder(s) of Enerplus Corporation (the "Corporation") hereby appoint: Ian C. Dundas, the President & Chief Executive Officer of the Corporation, or failing him, **David A. McCoy**, the Vice-President, General Counsel & Corporate Secretary of the Corporation

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of **Enerplus Corporation** (the "**Meeting**") to be held at the Telus Convention Centre, Glen 205, 120-9th Avenue S.E. Calgary, Alberta on Friday, May 8, 2015 at 10:00 AM (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

☐ Vote **For** all nominees listed below (or vote for individual nominees below)

	For	Withhold		For	Withhold		For	Withhold
01. DAVID H. BARR	☐	☐	02. MICHAEL R. CULBERT	☐	☐	03. IAN C. DUNDAS	☐	☐
04. HILARY A. FOULKES	☐	☐	05. JAMES B. FRASER	☐	☐	06. ROBERT B. HODGINS	☐	☐
07. SUSAN M. MACKENZIE	☐	☐	08. ELLIOTT PEW	☐	☐	09. GLEN D. ROANE	☐	☐
10. SHELDON B. STEEVES	☐	☐						

Fold

2. Appointment of Auditors

For ☐ Withhold ☐

To appoint **Deloitte LLP**, Independent Registered Chartered Accountants, as auditors of the Corporation.

3. Advisory Resolution on Executive Compensation

For ☐ Against ☐

To vote, on an advisory, non-binding basis, on an ordinary resolution to accept the Corporation's approach to executive compensation.

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

Computershare Trust Company ("Computershare") is seeking consent on behalf of the Corporation. By marking the box below consenting to electronic delivery: (i) I consent, until my consent is revoked by me, to receiving all future materials required to be delivered by the Corporation to its securityholders under applicable corporate or securities laws, including, without limitation, any notice of meeting, management proxy circular, form of proxy, "notice-and-access" notice, interim financial statements and related management's discussion and analysis, annual financial statements and any other securityholder communications ("Securityholder Communication Materials") to which I am entitled as a shareholder electronically rather than by mail; (ii) I understand and agree that, after my consent has been given and the Corporation has filed the documents with applicable securities regulatory bodies, the Corporation or its agent, including Computershare, may notify me that a document which I am entitled to receive is available electronically at the Corporation's or its agent's (including Computershare's) website with a link to that specific page of the website containing the document. I agree that such notification will be sent to me either at the email address or by mail; (iii) I acknowledge that access to the Internet, email and the worldwide web are required for me to access a document electronically and I confirm that I have such access; (iv) I understand and agree that any email notice or other notification will contain the web address (or a hyperlink) identifying where the documents to be delivered electronically are located. By accessing the website information which I will be provided under (ii) above, I can access, view, download and print a paper document from my computer. A document distributed electronically will be in Portable Document Format (PDF). Adobe Acrobat Reader® software is required to view a document in PDF format (Adobe Acrobat Reader® is the registered trademark of Adobe Systems Incorporated.); (v) I understand that I may request a paper copy of a document for which I have consented to electronic delivery by contacting the Corporation or its agent, including Computershare, at the telephone number, fax number, email address or mailing address set forth elsewhere on this form. I understand and agree that at any time and without giving me advance notice, the Corporation may elect not to provide me an electronic version of the document, in which case a paper copy of the document will be mailed to me. If a document intended to be provided to me electronically is not available electronically, a paper copy of the document will be mailed to me; (vi) I understand that the Corporation, its agent, including Computershare, as applicable, will maintain on the website provided to me any document provided to me electronically for not less than one year from the date of its posting; (vii) I understand that I may revoke or modify my consent any time by notifying the Corporation or its agent, including Computershare, by fax, email or mail using the contact information set elsewhere on this form. I understand that if I wish to revoke or modify my consent, I must notify the Corporation or its agent, including Computershare. Such change, revocation or modification must actually be received and acknowledged by the Corporation or its agent in order for it to be effective; and (viii) I understand that I am not required to consent to electronic delivery. I am a registered shareholder of the Corporation. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" and, on those terms, I consent to the electronic delivery of the Securityholder Communication Materials.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

☐ **Annual Financial Statements** – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

☐ **Interim Financial Statements** – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.

☐ **Securityholder Communication Materials** – Mark this box if you consent to the electronic delivery by the Corporation of all future materials required to be delivered to securityholders under corporate and securities laws as described under the "Consent for Electronic Delivery of Documents" above, which you acknowledge that you have read and agreed to.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

ERJQ 052577 AR3

014J5J